January 18, 2013

VIA EDGAR

Division of Corporate Exchange
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Judiciary Plaza
Washington, D.C. 20549-1004

Re:	Seven Arts Entertainment Inc.
Registration Statement on Form S-3 (File No. 333-168118)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 , as amended (the “Act”), Seven Arts Entertainment Inc., a corporation organized under the laws of Nevada (the “Registrant”), hereby respectfully requests withdrawal of its Registration on Form S-3 (File No. 333-168118), together with all exhibits thereto (the “Registration Statement”).

The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2012.  The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued.

The Registrants believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.  If you have any questions regarding this application for withdrawal, please contact Peter Hoffman, of the Registrant, at (323) 372-3080.

Very truly yours,

By:  /s/ Peter Hoffman
Title Chief Executive Officer

8439 Sunset Blvd., Suite 402
West Hollywood, CA 90069
323-372-3080 phoffman@7artspictures.com